SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 11)*

                         3D Systems Corporation
                            (Name of Issuer)

                 Common Stock, Par Value $0.01 Per Share
                     (Title of Class of Securities)

                              885 54E 10 4
                             (CUSIP Number)


                               John Lynch
                  Ciba Specialty Chemicals Canada Inc.
                           7030 Century Avenue
                  Mississauga, Ontario, Canada L5N 2V8
                             (905) 812-6145
        (Name, Address and Telephone Number of Persons Authorized
                 to Receive Notices and Communications)

                             With copies to:


          Peter Rupprecht                          Philip A. Gelston, Esq.
Ciba Specialty Chemicals Holding Inc.              Cravath, Swaine & Moore
         Klybeckstrasse 141                             Worldwide Plaza
           CH-4002, Basel                              825 Eighth Avenue
             Switzerland                           New York, New York 10019
            41-61-696-3415                               (212) 474-1000




                             March 13, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

                                     SCHEDULE 13D

CUSIP No. 88554E 10 4


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ciba Specialty Chemicals Canada Inc.
       (previously known as 1726 Holdings Canada Inc.)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                 (b) [X]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland

            NUMBER OF               7   SOLE VOTING POWER
              SHARES                    1,725,366
          BENEFICIALLY              8   SHARED VOTING POWER
          OWNED BY EACH                 (See Response to Item 5.)
            REPORTING               9   SOLE DISPOSITIVE POWER
           PERSON WITH                  1,725,366
                                   10   SHARED DISPOSITIVE POWER
                                        (See Response to Item 5.)

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Response to Item 5.)

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [X]

 13    PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
       (See response to Item 5.)

 14    TYPE OF REPORTING PERSON*
       HC, CO

                                     SCHEDULE 13D

CUSIP No. 88554E 10 4


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ciba Specialty Chemicals Holding Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                 (b) [X]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland

            NUMBER OF               7   SOLE VOTING POWER
              SHARES                    -0-
          BENEFICIALLY              8   SHARED VOTING POWER
          OWNED BY EACH                 (See Response to Item 5.)
            REPORTING               9   SOLE DISPOSITIVE POWER
           PERSON WITH                  -0-
                                   10   SHARED DISPOSITIVE POWER
                                        (See Response to Item 5.)

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Response to Item 5.)

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [X]

 13    PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
       (See response to Item 5.)

 14    TYPE OF REPORTING PERSON*
       HC, CO

                              Introduction

          On July 21, 1988, Ciba-Geigy Limited ("Ciba"), 1726 Holdings Ltd., which was subsequently renamed 1726 Holdings Canada Inc. ("1726"), and certain affiliated entities filed a statement on Schedule 13D (the "Statement") in connection with an investment by Ciba, 1726 and such affiliates in the common stock of 3-D Systems, Inc. ("3-D Canada") (the predecessor of 3D Systems Corporation). On June 26, 1995, Ciba and 1726 filed Amendment No. 10 to the Statement, which prior to the date hereof, was the final amendment to the Statement. In connection with the merger of Ciba and Sandoz Ltd. ("Sandoz"), the shareholders of Ciba and Sandoz determined that it was in their best interests to spin off the specialty chemicals businesses of Ciba and its affiliates as a separate company. Ciba Specialty Chemicals Holding Inc. ("SCH") was formed to hold the worldwide specialty chemicals businesses of Ciba and Ciba's affiliates. The closing of the spin-off transaction became effective upon the opening of business on March 13, 1997.

          Accordingly, SCH and Ciba Specialty Chemicals Canada Inc, formerly 1726 ("SC Canada" and, together with SCH, the "Reporting
Persons"), hereby amend, restate and supplement the Statement formerly filed by Ciba and 1726.



Item 1.  Security and Issuer.

          This amendment to a statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of 3D Systems Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 26081 Avenue Hall, Valencia, CA 91355.


Item 2.  Identity and Background.

          (a), (b), (c) and (f) SCH, a corporation organized under the laws of Switzerland, has its principal executive offices and principal business offices at Klybeckstrasse 141, CH-4002, Basel, Switzerland. SCH is a holding company; the principal business of its subsidiaries and investments is researching, developing, manufacturing, marketing, distributing and selling specialty chemicals worldwide.

          SC Canada, a corporation organized under the federal laws of Canada, has as its principal business manufacturing, marketing, distributing and selling specialty chemicals in Canada. The principal executive offices and principal business offices of SC Canada are located at 7030 Century Avenue, Mississauga, Ontario, L5N 2V8. SC Canada is a wholly owned subsidiary of SCH.

          The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on
Schedule 1 hereto and is incorporated herein by reference.

          (d) and (e) Other than the matters described in Schedule 2, none of the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule 1 hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or other Consideration.

          In July of 1988, 1726 acquired approximately 93% of the common stock of Lionheart Capital Corp.("Lionheart"), which at that time beneficially owned 5,378,301 shares of the common stock of 3-D Canada. On August 30, 1989, Lionheart sold 1,500 shares of such common stock. In April of 1989, 1726 purchased an additional 1,071,429 shares of the common stock of 3-D Canada. On June 29, 1992, Lionheart and 1726 exercised rights to purchase an additional 2,689,655 and 535,715 shares of common stock of 3-D Canada, respectively. The funds used to make such purchases were loaned to 1726 by Ciba. The funds used to make the loans were obtained from Ciba's working capital. On December 1, 1993, Lionheart dissolved with the result that 1726 became the direct beneficial owner of all shares of common stock of 3-D Canada previously owned by Lionheart.

          On May 24, 1995, the Issuer completed a reverse split, on a one-for-three basis, of the Common Stock, with the result that the 9,676,100 shares of Common Stock beneficially owned by the Reporting Persons become 3,225,366 shares. On June 26, 1995, 1726 sold 1,500,000 shares of Common Stock as part of a firm commitment underwritten public offering.


Item 4.  Purpose of Transaction.

          The purpose of the original transaction was to obtain control of Lionheart and thereby to seek representation on the board of directors of Lionheart and its subsidiaries, including the Issuer, so as to influence the future strategic direction of such entities.


Item 5.  Interest in Securities of the Issuer.

          (a) As of the date hereof, the aggregate number of shares of Common Stock and the percentage of the outstanding Shares beneficially owned by each Reporting Person are as follows:


Reporting Person           Shares Beneficially        Percentage of Shares
                           Owned                      Beneficially Owned<F1>

SC Canada                  1,725,366                  15.2%
SCH                        1,725,366                  15.2%

          By virtue of the Shareholders Agreement (as defined below), SCH and SC Canada may be deemed to constitute a "group" (within the meaning of the 1934 Act) with the Founders (as defined below). If so, SCH and SC Canada would be deemed part of a group beneficially owning 2,417,241 shares of Common Stock (representing approximately 21.3% of


--------------------
[FN]
<F1>
1 Determined pursuant to Rule 13d-3(d)(1) under the Securities
Exchange Act of 1934, as amended (the "1934 Act"), and based on the 11,342,826 shares of Common Stock outstanding on October 31, 1996, as disclosed in the Issuer's Form 10-Q for the quarter ended September 27, 1996.

the outstanding shares of Common Stock).<F2> Except as set forth in Item 4 of this Schedule 13D, the Reporting Persons disclaim beneficial ownership of all shares of Common Stock which are deemed to be beneficially owned by them as a result of membership in a group with one or more of the Founders.

          (b) SC Canada has sole voting power and sole dispositive power with respect to 1,725,366 shares of Common Stock. SCH, by virtue of its beneficial ownership of all outstanding shares of common stock of SC Canada, may be deemed to have shared voting power and shared dispositive power over the 1,725,366 shares of Common Stock deemed to be beneficially owned by SC Canada.

          To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule 1 hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

          (c) Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule 1 with respect to each such Reporting Person has engaged in any transaction in the Common Stock in the past 60 days.

          (d) None.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          In April 1991, Lionheart and 1726 entered into a Shareholders Agreement (the "Shareholders Agreement") dated as of April 10, 1991, among 3-D Canada, 1726, Lionheart and certain individual shareholders (such shareholders, the "Founders"). The Reporting Persons, as successors to Lionheart and 1726, are subject to the Shareholders Agreement. The Shareholders Agreement provides, among other things, (i) that the Board of Directors of the Issuer shall consist of five members and (ii) that the slate of nominees to the Board of Directors of the Issuer recommended by the Board of Directors or management of the Issuer to its stockholders shall consist of two persons designated by SC Canada, two persons designated by the Founders and one person designated by the first four directors. The foregoing provisions of the Shareholders Agreement may be terminated (i) by SC Canada at any time after the Founders cease to have, in the aggregate, beneficial ownership of at least 10% of the outstanding voting securities of the Issuer or
(ii) by the Founders at any time after the Reporting Persons and all of their affiliates cease to have, in the aggregate, beneficial ownership of at least 10% of the outstanding voting securities of the Issuer. The Shareholders Agreement also provides for certain rights of first refusal between the Founders, on the one hand, and the Reporting Persons and their affiliates, on the other hand, with respect to the direct or indirect sales of shares of Common Stock.

          A copy of the form of Shareholders Agreement was attached as an exhibit to the Exchange Agreement dated as of July 23, 1990, which,


--------
[FN]
<F2> Determined pursuant to Rule 13d-3(d)(1) under the 1934 Act and based on the 11,342,826 shares outstanding on October 31, 1996, as disclosed in Issuer's Form 10-Q for the quarter ended September 27, 1996, and the beneficial ownership of 691,875 shares of Common Stock by the Founders on March 31, 1996, as disclosed in the Issuer's proxy statement for its 1996 annual meeting.

in turn, was filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D, which Exhibit is incorporated herein by reference.

          Except for the Shareholders Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule 1 hereto with respect to each such Reporting Person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.


(1) Agreement between Ciba-Geigy Limited, Ciba-Geigy Investments Ltd., Ciba-Geigy Ltd. and 1726 Holdings Ltd. with respect to the joint filing of the Statement 13D and amendments thereto.

(2)       Agreement dated as of June 2, 1988, between Harry C. Moll and
          Spectra-Physics.

(3) Loan Agreement dated as of July 12, 1988, between Ciba-Geigy Canada and 1726 Holdings Ltd.

(4) Joint Filing Consent dated as of March 28, 1989, of Lionheart Capital Corporation.

(5) Exchange Agreement dated March 28, 1989, among 3-D Systems Inc., 3D Systems, Inc., Lionheart Capital Corp. and Raymond Freed, Charles Hull, Bethany Griffiths, Virginia Hiramatsu, Paul B. Warren and Edwin J. Kaftal.

(6) Subscription Agreement dated as of April 18, 1989, between 3-D Systems Inc. and 1726 Holdings Ltd.

(7) Exchange Agreement dated March 28, 1989, among 3-D Systems Inc., 3D Systems, Inc., Lionheart Capital Corp. and Raymond Freed, Charles Hull, Bethany Griffiths, Virginia Hiramatsu, Paul B. Warren and Edwin J. Kaftal.

(8) Stand-Still Agreement between Ciba-Geigy Limited, 3-D Systems, Inc. and Raymond S. Freed, individually and as Founders' Agent.

(9) Termination Agreement dated as of April 5, 1991, between Ciba-Geigy Limited, 3-D Systems, Inc. and Raymond S. Freed, individually and as Founders' Agent.

(10) Underwriting Agreement dated as of June 21, 1995, by and among Raymond James & Associates and Southcoast Capital Corporation as Representatives of the Several Underwriters, 3D Systems Corporation, 1726 Holdings Canada Inc. and Silicon Valley Bank.

(11) Registration and Indemnification Agreement dated as of June 21, 1995 by and between 3D Systems Corporation and 1726
          Holdings Canada Inc.

                                SIGNATURE


          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 17, 1997

                                          CIBA SPECIALTY CHEMICALS CANADA
                                          INC.,

                                            by   /s/ JOHN LYNCH
                                                 ----------------
                                                 Name:  John Lynch
                                                 Title: Secretary, Treasurer
                                                        and Chief Financial
                                                        Officer

                                     EXHIBIT INDEX



Exhibit
Number          Description                                       Page No.

(1)             Agreement between Ciba-Geigy Limited, Ciba-       *
                Geigy Investments Ltd., Ciba-Geigy Ltd. and
                1726 Holdings Ltd. with respect to the joint filing of the Statement 13D and amendments thereto.

(2)             Agreement dated as of June 2, 1988, between       *
                Harry C. Moll and Spectra-Physics.

(3)             Loan Agreement dated as of July 12, 1988,         *
                between Ciba-Geigy Canada and 1726 Holdings
                Ltd.
(4)             Joint Filing Consent dated as of March 28,        *
                1989, of Lionheart Capital Corporation.

(5)             Exchange Agreement dated March 28, 1989, among    *
                3-D Systems Inc., 3D Systems, Inc., Lionheart Capital Corp. and Raymond Freed, Charles Hull, Bethany Griffiths, Virginia Hiramatsu, Paul B. Warren and Edwin J. Kaftal.

(6)             Subscription Agreement dated as of April 18,      *
                1989, between 3-D Systems Inc. and 1726
                Holdings Ltd.

(7)             Exchange Agreement dated March 28, 1989, among    *
                3-D Systems Inc., 3D Systems, Inc., Lionheart Capital Corp. and Raymond Freed, Charles Hull, Bethany Griffiths, Virginia Hiramatsu, Paul B. Warren and Edwin J. Kaftal.

(8)             Stand-Still Agreement between Ciba-Geigy          *
                Limited, 3-D Systems, Inc. and Raymond S. Freed, individually and as Founders' Agent.

(9)             Termination Agreement dated as of April 5,        *
                1991, between Ciba-Geigy Limited, 3-D Systems,
                Inc. and Raymond S. Freed, individually and as Founders' Agent.

(10)            Underwriting Agreement dated as of June 21,       *
                1995, by and among Raymond James & Associates and Southcoast Capital Corporation as Representatives of the Several Underwriters, 3D Systems Corporation, 1726 Holdings Canada Inc.
                and Silicon Valley Bank.

(11)            Registration and Indemnification Agreement        *
                dated as of June 21, 1995 by and between 3D
                Systems Corporation and 1726 Holdings Canada
                Inc.

*       Previously filed

                                                              SCHEDULE 1



Members of the Board of Directors and Executive Officers of Ciba
Specialty Chemicals Canada Inc. ("SC Canada")

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of SC Canada are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with SC Canada.


Name, Function &                        Present Principal Occupation or
Business Address         Citizenship    Employment
----------------         -----------    ----------

John Rankin,             Canada         President and Chief Executive
Director                                Officer President, Additives
7030 Century Avenue                     Division
Mississauga, Ontario
Canada
L5N 2V8

John Lynch,              Canada         Vice President and Chief Financial
Director                                Officer
7030 Century Avenue
Mississauga, Ontario
Canada
L5N 2V8

Joseph Babiak,           Canada         Vice President
Director                                President, Pigments Division
2270 Argentia Road
Mississauga, Ontario
Canada
L5N 6A6

Harold E. Kinne,         United         Vice President - Ciba Specialty
Director                 States         Chemicals Corporation (US)
540 White Plains Road                   President, Additives Division (US)
P.O. Box 2005
Tarrytown, NY
10591-2005

Stanley Sherman,         United         Director, President and Chief
Director                 States         Executive Officer - Ciba Specialty
560 White Plains Road                   Chemicals Corporation (US)
P.0. Box 2005
Tarrytown, NY
10591-2005

Members of the Board of Directors and Executive Officers of Ciba
Specialty Chemicals Holding Inc. ("SCH")

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of SCH are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with SCH.


Name, Function &                        Present Principal Occupation or
Business Address         Citizenship    Employment
----------------         -----------    ----------

Rolf A. Meyer            Switzerland    Member of the boards
Chairman and Delegate                   of directors of
of the Board                            Union Bank of
c/o Ciba Specialty                      Switzerland, Siber
Chemicals Holding Inc.                  Hegner and the Swiss
Klybeckstrasse 141                      Exchange.
CH-4002
Basle, Switzerland

Theodor M. Tschopp       Switzerland    Member of the Board
Vice Chairman of the                    and Chief Executive
Board                                   Officer of
c/o Ciba Specialty                      Alusuisse-Lonza,
Chemicals Holding Inc.                  member of the board
Klybeckstrasse 141                      of Credit Suisse Group
CH-4002
Basle, Switzerland

Erwin A. Heri            Switzerland    Member of the executive
Director                                committee of Winterthur
c/o Ciba Specialty                      Versicherungen;
Chemicals Holding Inc.                  member of the boards of
Klybeckstrasse 141                      directors of Intershop,
CH-4002                                 Commerzbank (Schweiz)
Basle, Switzerland

Gertrud Hohler            Germany       Management consultant,
Director                                publicist
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Jean-Marie Pierre         France        Professor of Chemistry and
Lehn, Director                          Physics, College de
c/o Ciba Specialty                      France, Nobel prize winner
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Peter Littmann            Germany        Chairman of the
Director                                 managing board of
c/o Ciba Specialty                       Hugo Boss, member of
Chemicals Holding Inc.                   the supervisory
Klybeckstrasse 141                       board of Mercedes-
CH-4002                                  Benz
Basle, Switzerland

Armin Meyer               Switzerland    Member of the
Director                                 executive committee
c/o Ciba Specialty                       of ABB Asea Brown
Chemicals Holding Inc.                   Boveri
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Hermann Vodicka           Switzerland    Chief Executive
Director                                 Officer
c/o Ciba Specialty
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Michael Jacobi            Switzerland    Chief Financial
c/o Ciba Specialty                       Officer
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Reinhard Neubeck          Germany        Head of Additives
c/o Ciba Specialty                       Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Martin Riediker           Switzerland    Head of Consumer
c/o Ciba Specialty                       Care Chemicals
Chemicals Holding Inc.                   Division
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Werner Dittes             Switzerland    Head of Performance
c/o Ciba Specialty                       Polymers Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Peter Schutz              Switzerland    Head of Pigments
c/o Ciba Specialty                       Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Jean-Luc Schwitzguebel    Switzerland    Head of Textile Dyes
c/o Ciba Specialty                       Division
Chemicals Holding Inc.
Klybeckstrasse 141
CH-4002
Basle, Switzerland

Franz Gerny               Switzerland     Head of
c/o Ciba Specialty                        International
Chemicals Holding Inc.                    Coordination and
Klybeckstrasse 141                        Human Resources
CH-4002
Basle, Switzerland

John Cheesmond            United          Head of Corporate
c/o Ciba Specialty        Kingdom         Strategy and
Chemicals Holding Inc.                    Business Development
Klybeckstrasse 141
CH-4002
Basle, Switzerland

                                                              SCHEDULE 2


     Although none of the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule 1 hereto with respect to each such Reporting Person was involved during the last five years with any activity which would be required to be disclosed pursuant to Item 2(d) or (e), Ciba-Geigy Corporation ("CGC"), a subsidiary of Ciba, the predecessor to SCH, would be required to disclose the following:

     On February 28, 1992, CGC and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey to one count of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, CGC paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

     On August 14, 1992, CGC pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

     In 1992, CGC pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.